EXHIBIT 99.1

Student Transportation, Inc. Expands With New Contract in Oregon

Tigard-Tualatin School District Chooses Safety, Excellent Customer Service and Alternative Fueled Vehicles

WALL, N.J., Feb. 24, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, today announced that its subsidiary, Student Transportation of America, Inc. (STA), has been selected and awarded a new $4.8 million annual contract to provide school transportation services to the Tigard-Tualatin School District beginning July 1, 2016. The district is the 9th largest in Oregon and serves seventeen schools. The initial five-year contract provides for customer-shared fuel costs and includes a renewal option. This contract adds to the company’s regional density in the area which includes neighboring Lake Oswego School District that began a partnership with STA this current school year.

“Tigard-Tualatin School District looks forward to welcoming Student Transportation of America to our community and building what we hope is a long-term relationship,” stated David Moore, CFO of Tigard-Tualatin School District. “STA will bring a new fleet of mostly propane autogas buses to our district which will help reduce carbon emissions and provide reliable and safe transportation for our students. We are impressed by STA’s comprehensive driver recruitment plan, their dedicated customer service vision, and their promising reputation among current customers.”

“We are excited to work with Tigard-Tualatin School District. They were seeking new solutions and an improved transportation system with a technologically-advanced alternative fueled fleet,” stated Don Kissell, Senior Vice President of Operations for STA in the Western Region. “The majority of the new fleet we will provide will be propane autogas buses that not only help reduce carbon emissions within the community, but will also be quieter, safer, up-to-date and more reliable than their current operations.”

STA will provide 93 brand new state-of-the-art vehicles including 77 clean-burning propane fueled vehicles replacing the diesel fleet currently in use. The new vehicles will feature innovative safety and communications equipment and the latest technological developments including GPS tracking systems, digital camera surveillance systems, two-way radios, front bumper crossing arms and Child Check-Mate systems for improved security.

The buses will also be “SafeStop ready” allowing parents to utilize the innovative SafeStop™ school bus tracking app that connects parents and school officials with vehicles transporting their students. The app includes a secure registration process, real-time map feature that displays the location of their child’s bus, estimated times of arrival at their bus stop, and provides parents with an alerts and messaging center. The messaging center serves as an extra channel of communication that alerts parents about important school news such as delays, closings, early dismissals or upcoming school events and eliminates the need for phone calls to schools or bus depots.

Kissell added, “Tigard-Tualatin School District asked for ‘request for proposals’ (RFP) as they looked closely at the success we have had with neighboring Lake Oswego School District and noted our customer service philosophy, focus on safety, innovation, technology and alternative fueled vehicles. We were pleased to have Lake Oswego School District, who we began service with this year, recommend us. While we were clearly not the low price, I think we presented the best value to the administration and the board agreed in a unanimous vote. That’s the business we like and what we have been talking about, customers selling new customers. They saw our service in action, heard about our track record of working closely with our staff and drivers and what we offer as partners in the community. We are excited about working together and expanding our operations in Oregon.”

STA will be holding informational sessions with current drivers and personnel who will be given the first opportunity to work for the company. Those interested in applying for any positions can visit www.Drive4STA.com and complete the short pre-application. For those with questions, please send the company an email at TTSDQuestions@RideSTA.com.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com

Investor Relations contacts:
The Equity Group Inc.
Fred Buonocore
(212) 836-9607/fbuonocore@equityny.com
Alex Kovtun
(212) 836-9620/akovtun@equityny.com